       As filed with the Securities and Exchange Commission on May 6, 2010
                                               File Nos. 333-92935 and 811-09729

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM N-1A

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]
                      Post-Effective Amendment No. 419 [X]
                                     and/or

       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [X]
                              Amendment No. 419 [X]
                        (Check appropriate box or boxes)

                                   ----------

                                  iShares Trust
               (Exact Name of Registrant as Specified in Charter)

                                   ----------

                     c/o State Street Bank and Trust Company
                              200 Clarendon Street
                                Boston, MA 02116
                (Address of Principal Executive Office)(Zip Code)

       Registrant's Telephone Number, including Area Code: (415) 597-2000

                          The Corporation Trust Company
                               1209 Orange Street
                              Wilmington, DE 19801
                     (Name and Address of Agent for Service)

                                   ----------

                                 With Copies to:

MARGERY K. NEALE, ESQ.   BENJAMIN J. HASKIN, ESQ.    JESSICA BENTLEY, ESQ.
    WILLKIE FARR &             WILLKIE FARR         BLACKROCK INSTITUTIONAL
     GALLAGHER LLP            & GALLAGHER LLP         TRUST COMPANY, N.A.
  787 SEVENTH AVENUE         1875 K STREET, NW         400 HOWARD STREET
       NEW YORK,                WASHINGTON,              SAN FRANCISCO,
     NY 10019-6099             DC 20006-1238               CA 94105

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

                                EXPLANATORY NOTE

            This Post-Effective Amendment consists of the following:

1.  Facing Sheet of the Registration Statement.

2.  Explanatory Note

3.  Part C to the Registration Statement (including signature page).

4.  Exhibit (i) to Item 28 of the Registration Statement.

This Post-Effective Amendment is being filed solely for the purpose of filing Exhibit (i) to Item 28 of this Registration Statement on Form N-1A. Parts A and B of Post-Effective Amendment No. 417 to the Registration Statement on Form N-1A filed on April 30, 2010 pursuant to Rule 485(a) under the Securities Act of 1933, as amended, are incorporated by reference herein.

================================================================================
                                  iShares Trust
                        File Nos. 333-92935 and 811-09729
                                     Part C
                                Other Information

Item 28. Exhibits:

                                                                       PEA # 417

Exhibit
Number    Description
-------   -----------
  (a) Amended and Restated Agreement and Declaration of Trust, dated September 17, 2009, is incorporated herein by reference to Post-Effective Amendment No. 303, filed October 16, 2009 ("PEA No. 303").

 (a.1) Restated Certificate of Trust, dated September 13, 2006, is incorporated herein by reference to Post-Effective Amendment No. 53, filed September 19, 2006.

  (b) Amended and Restated By-Laws, dated August 13, 2009, is incorporated herein by reference to Post-Effective Amendment No. 274, filed August 27, 2009.

  (c) Article II of the Amended and Restated Agreement and Declaration of Trust is incorporated herein by reference to Exhibit (a) to PEA No. 303.

 (d.1) Investment Agreement, dated December 1, 2009, between the Trust and BlackRock Fund Advisors ("BFA") is incorporated herein by reference to Post-Effective Amendment No. 354, filed December 28, 2009 ("PEA No. 354").

 (d.2) Schedule A to the Investment Advisory Agreement between the Trust and BFA to be filed by amendment.

 (d.3) Schedule A to the Investment Advisory Agreement between iShares, Inc. and BFA to be filed by amendment.

 (d.4) Master Advisory Fee Waiver Agreement, dated June 17, 2009, between the Trust and Barclays Global Fund Advisors/1/ is incorporated herein by reference to Post-Effective Amendment No. 261, filed July 24, 2009 ("PEA No. 261").

 (d.5) Schedule A, dated June 17, 2009, to the Master Advisory Fee Waiver Agreement is incorporated herein by reference to Exhibit (d.5) of PEA No. 261.

 (e.1) Distribution Agreement between the Trust and SEI Investments Distribution Company ("SEI") is incorporated herein by reference to Post-Effective Amendment No. 2, filed May 12, 2000 ("PEA No. 2").

 (e.2) Exhibit A to the Distribution Agreement between the Trust and SEI to be filed by amendment.

 (f)      Not applicable.

 (g.1) Custodian Agreement between the Trust and Investors Bank & Trust Company ("IBT")/2/ is incorporated herein by reference to PEA No. 2.

 (g.2) Amendment, dated December 31, 2002, to the Custodian Agreement is incorporated herein by reference to Post-Effective Amendment No. 45, filed June 28, 2006 ("PEA No. 45").

 (g.3) Amendment, dated May 21, 2002, to the Custodian Agreement is incorporated herein by reference to PEA No. 45.

 (g.4) Amendment, dated January 1, 2006, to the Custodian Agreement is incorporated herein by reference to PEA No. 45.

 (g.5)    Appendix A to the Custodian Agreement to be filed by amendment.

 (h.1) Amended and Restated Securities Lending Agency Agreement, dated November 2, 2009, among the Trust, iShares, Inc. and Barclays Global Investors, N.A./3/ is incorporated herein by reference to PEA No. 354.

 (h.2) Schedule A to Amended and Restated Securities Lending Agency Agreement to be filed by amendment.

 (h.3) Form of Master Securities Loan Agreement (including forms of Annexes, Schedule and Appendix thereto) is incorporated herein by reference to Post-Effective Amendment No. 369, filed January 22, 2010.

 (h.4) Delegation Agreement between the Trust and IBT/2/ is incorporated herein by reference to Exhibit (g.3) to PEA No. 2.

 (h.5) Administration Agreement between the Trust and IBT/2/ is incorporated herein by reference to Exhibit (h.1) to PEA No. 2.

 (h.6) Amendment, dated May 21, 2002, to the Administration Agreement is incorporated herein by reference to Exhibit (h.6) to PEA No. 45.

 (h.7) Amendment, dated January 1, 2006, to the Administration Agreement is incorporated herein by reference to Exhibit (h.7) to PEA No. 45.

 (h.8) Amendment, dated January 1, 2007, to the Administration Agreement is incorporated herein by reference to Exhibit (h.8) to Post-Effective Amendment No. 75, filed March 26, 2007.

 (h.9)    Appendix A to the Administration Agreement to be filed by amendment.

 (h.10) Transfer Agency and Service Agreement between the Trust and IBT/2/ is incorporated herein by reference to Exhibit (h.2) to PEA No. 2.

 (h.11) Amendment, dated May 21, 2002, to the Transfer Agency and Service Agreement is incorporated herein by reference to PEA No. 45.

 (h.12) Amendment, dated August 18, 2004, to the Transfer Agency and Service Agreement is incorporated herein by reference to PEA No. 45.

 (h.13) Amendment, dated January 1, 2006, to the Transfer Agency and Service Agreement is incorporated herein by reference to PEA No. 45.

 (h.14) Appendix A to the Transfer Agency and Service Agreement to be filed by amendment.

 (h.15) Sublicense Agreement, dated April 25, 2000, between BlackRock Institutional Trust Company, N.A. ("BTC")/3/ and the Trust for iShares S&P Funds is incorporated herein by reference to Exhibit (h.3.i) to PEA No. 2.

 (h.16) Amendment to Sublicense Agreement between BTC/3/ and the Trust for the iShares S&P Funds is incorporated herein by reference to Post-Effective Amendment No. 188, filed November 20, 2008.

 (h.17) Sublicense Agreement, dated April 25, 2000, between BTC/3/ and the Trust for iShares Dow Jones Funds is incorporated herein by reference to Exhibit (h.7) to Post-Effective Amendment No. 37, filed June 6, 2005 ("PEA No. 37").

 (h.18) Exhibit A to the Sublicense Agreement, dated April 1, 2006, between BTC/3/ and the Trust for iShares Dow Jones Funds is incorporated herein by reference to Exhibit (h.8) to Post-Effective Amendment No. 43, filed April 17, 2006.

 (h.19) Sublicense Agreement between BTC/3/ and the Trust for iShares Dow Jones Funds to be filed by amendment.

 (h.20) Sublicense Agreement, dated April 25, 2000, between BTC/3/ and the Trust for iShares Russell Funds is incorporated herein by reference to Exhibit (h.8) to PEA No. 37.

 (h.21) Exhibit A to the Sublicense Agreement between BTC/3/ and the Trust for iShares Russell Funds is incorporated herein by reference to Post-Effective Amendment No. 114, filed November 9, 2007 ("PEA No. 114").

 (h.22) Sublicense Agreement between BTC/3/ and the Trust for the iShares MSCI Funds is incorporated herein by reference to Exhibit (h.9) to Post-Effective Amendment No. 10, filed June 1, 2001.

 (h.23) Amendment to Sublicense Agreement between BTC/3/ and the Trust for the iShares MSCI Funds to be filed by amendment.

 (h.24) Sublicense Agreement between BTC/3/ and the Trust for iShares Nasdaq Biotechnology Index Fund is incorporated herein by reference to Exhibit (h.10) to Post-Effective Amendment No. 13, filed July 31, 2001.

 (h.25) Sublicense Agreement between BTC/3/ and the Trust for iShares Lehman Brothers 1-3 year Treasury Index Fund, iShares Lehman Brothers 7-10 year Treasury Index Fund, iShares Lehman Brothers 20+ year Treasury Index Fund, iShares Lehman Brothers Treasury Index Fund, iShares Lehman Brothers Government/Credit Index Fund and iShares U.S. Credit Index Fund is incorporated herein by reference to Exhibit (h.12) to Post-Effective Amendment No. 16, filed July 31, 2002.

 (h.26) Sublicense Agreement between BTC/3/ and the Trust for iShares iBoxx $ High Yield Corporate Bond Fund and iShares iBoxx $ Investment Grade Corporate Bond Fund is incorporated herein by reference to Exhibit (h.24) to PEA No. 114.

 (h.27) Sublicense Agreement between BTC/3/ and the Trust for iShares Cohen & Steers Realty Majors Index Fund is incorporated herein by reference to Exhibit (h.15) to PEA No. 37.

 (h.28) Sublicense Agreement between BTC/3/ and the Trust for iShares Dow Jones Transportation Average Index Fund and iShares Dow Jones Select Dividend Index Fund is incorporated herein by reference to Exhibit (h.17) to PEA No. 37.

 (h.29) Sublicense Agreement between BTC/3/ and the Trust for iShares NYSE 100 Index Fund and iShares NYSE Composite Index Fund is incorporated herein by reference to Exhibit (h.19) to PEA No. 37.

 (h.30) Sublicense Agreement between BTC/3/ and the Trust for iShares FTSE/Xinhua China 25 Index Fund is incorporated herein by reference to Exhibit (h.20) to PEA No. 37.

 (h.31) Sublicense Agreement between BTC/3/ and the Trust for iShares Morningstar Funds is incorporated herein by reference to Exhibit (h.21) to PEA No. 37.

 (h.32) Sublicense Agreement between BTC/3/ and the Trust for iShares KLD Select Social(SM) Index Fund is incorporated herein by reference to Exhibit (h.22) to PEA No. 37.

 (h.33) Exhibit A to the Sublicense Agreement between BTC/3/ and the Trust for iShares KLD 400 Social Index Fund is incorporated herein by reference to Exhibit (h.31) to PEA No. 114.

 (h.34) Exhibit A to the Sublicense Agreement between BTC/3/ and the Trust for iShares Lehman Brothers Funds is incorporated herein by reference to Exhibit (h.32) to Post-Effective Amendment No. 67, filed January 5, 2007.

 (h.35) Exhibit A to the Sublicense Agreement between BTC/3/ and the Trust for iShares Dow Jones EPAC Select Dividend Index Fund is incorporated herein by reference to Exhibit (h.38) to Post-Effective Amendment No. 93, filed July 30, 2007.

 (h.36) Sublicense Agreement between BTC/3/ and the Trust for FTSE/NAREIT Funds is incorporated herein by reference to PEA No. 114.

 (h.37) Amendment to Sublicense Agreement between BTC/3/ and the Trust for FTSE/NAREIT Funds to be filed by amendment.

 (h.38) Sublicense Agreement between BTC/3/ and the Trust for iShares JPMorgan USD Emerging Markets Bond Fund is incorporated herein by reference to Exhibit (h.38) to Post-Effective Amendment No. 101, filed September 27, 2007.

  (i) Legal Opinion and Consent of Richards, Layton & Finger P.A. is filed herein.

  (j)     Consent of PricewaterhouseCoopers LLP to be filed by amendment.

  (k)     Not applicable.

 (l.1) Subscription Agreement between the Trust and SEI is incorporated herein by reference to PEA No. 2.

 (l.2) Letter of Representations between the Trust and Depository Trust Company is incorporated herein by reference to PEA No. 2.

 (l.3) Amendment of Letter of Representations between the Trust and Depository Trust Company for iShares Nasdaq Biotechnology Index Fund and iShares Cohen & Steers Realty Majors Index Fund is incorporated herein by reference to Post-Effective Amendment No. 11, filed July 2, 2001.

  (m)     Not applicable.

  (n)     Not applicable.

  (o)     Not applicable.

 (p.1)    iShares Trust Code of Ethics to be filed by amendment.

 (p.2) BTC/3/ Code of Ethics is incorporated herein by reference to Post-Effective Amendment No. 39, filed July 28, 2005.

 (p.3)    Code of Ethics for SEI is incorporated herein by reference to PEA No.
          45.

 (q.1) Powers of Attorney, each dated February 23, 2009, for John E. Martinez, George G.C. Parker, Cecilia H. Herbert, John E. Kerrigan, Charles A. Hurty, Robert H. Silver and Darrell Duffie are incorporated herein by reference to Post-Effective Amendment No. 226, filed April 22, 2009 ("PEA No. 226").

 (q.2) Power of Attorney, dated December 8, 2009, for Robert S. Kapito is incorporated herein by reference to PEA No. 354.

 (q.3) Power of Attorney, dated May 1, 2010, for Michael Latham is incorporated herein by reference to PEA No. 417.

ITEM 29. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT:

None.

ITEM 30. INDEMNIFICATION:

The Trust (also referred to in this section as the "Fund") is organized as a Delaware statutory trust and is operated pursuant to an Agreement and Declaration of Trust, (the "Declaration of Trust"), that permits the Trust to indemnify its trustees and officers under certain circumstances. Such indemnification, however, is subject to the limitations imposed by the Securities Act of 1933, as amended (the "1933 Act"), and the Investment Company Act of 1940 (the "1940 Act"). The Declaration of Trust provides that officers and trustees of the Trust shall be indemnified by the Trust against liabilities and expenses incurred or paid in connection with any claim, action, suit, or proceedings against them by reason of the fact that they each serve as an officer or trustee of the Trust or as an officer or trustee of another entity at the request of the entity. This indemnification is subject to the following conditions:

(a) no trustee or officer of the Trust is indemnified against any liability to the Trust or its security holders that was the result of any willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office; and

(b) officers and trustees of the Trust are indemnified only for actions taken in good faith that the officers and trustees believed were in or not opposed to the best interests of the Trust.

The Declaration of Trust provides that if indemnification is not ordered by a court, indemnification may be authorized upon determination by shareholders, or by a majority vote of a quorum of the trustees who were not parties to the proceedings or, if this quorum is not obtainable, if directed by a quorum of disinterested trustees, or by independent legal counsel in a written opinion, that the persons to be indemnified have met the applicable standard.

The Administration Agreement provides that IBT/2/ shall indemnify and hold the Fund, its Board of Trustees, officers and employees and its agents harmless from and against any and all Claims to the extent any such Claim arises out of the negligent acts or omissions, bad faith, willful misconduct or material breach of the Administration Agreement by IBT/2/, its officers, directors or employees or any of its agents or subcustodians in connection with the activities undertaken pursuant to the Administration Agreement, provided that IBT's/2/ indemnification obligation with respect to the acts or omissions of its subcustodians shall not exceed the indemnification provided by the applicable subcustodian to IBT/2/.

The Custodian Agreement provides that IBT/2/ shall indemnify and hold the Fund, its Board of Trustees, officers and employees and its agents harmless from and against any and all Claims to the extent any such Claim arises out of the negligent acts or omissions, bad faith, willful misconduct or material breach of the Custodian Agreement by IBT/2/, its officers, directors or employees or any of its agents or subcustodians in connection with the activities undertaken pursuant to the Custodian Agreement, provided that IBT's/2/ indemnification obligation with respect to the acts or omissions of its subcustodians shall not exceed the indemnification provided by the applicable subcustodian to IBT/2/.

The Distribution Agreement provides that SEI agrees to indemnify, defend and hold the Fund, its several officers and Board members, and any person who controls the Fund within the meaning of Section 15 of the 1933 Act, free and harmless from and against any and all claims, demands, liabilities and expenses (including the cost of investigating or defending such claims, demands or liabilities and any counsel fees incurred in connection therewith) which the Fund, its officers or Board members, or any such controlling person, may incur under the 1933 Act, the 1940 Act, or under common law or otherwise, but only to the extent that such liability or expense incurred by the Fund, its officers or Board members, or such controlling person resulting from such claims or demands,
(a) shall arise out of or be based upon any information, statements or representations made or provided SEI in any sales literature or advertisements, or any Disqualifying Conduct by SEI in connection with the offering and sale of any Shares, (b) shall arise out of or be based upon any untrue, or alleged untrue, statement of a material fact contained in information furnished in writing by SEI to the Fund specifically for use in the Fund's registration statement and used in the answers to any of the items of the registration statement or in the corresponding statements made in the prospectus or statement of additional information, or shall arise out of or be based upon any omission, or alleged omission, to state a material fact in connection with such information furnished in writing by SEI to the Fund and required to be stated in such answers or necessary to make such information not misleading, (c) arising out of SEI's breach of any obligation, representation or warranty pursuant to this Agreement, or (d) SEI's failure to comply in any material respect with applicable securities laws.

The Authorized Participant Agreement provides that the Participant agrees to indemnify and hold harmless the Fund and its respective subsidiaries, affiliates, directors, officers, employees and agents, and each person, if any, who controls such persons within the meaning of Section 15 of the 1933 Act (each an "Indemnified Party") from and against any loss, liability, cost and expense (including attorneys' fees) incurred by such Indemnified Party as a result of
(i) any breach by the Participant of any provision of the Authorized

Participant Agreement that relates to the Participant; (ii) any failure on the part of the Participant to perform any of its obligations set forth in the Authorized Participant Agreement; (iii) any failure by the Participant to comply with applicable laws, including rules and regulations of self-regulatory organizations; or (iv) actions of such Indemnified Party in reliance upon any instructions issued in accordance with Annex II, III or IV (as each may be amended from time to time) of the Authorized Participant Agreement reasonably believed by the distributor and/or the transfer agent to be genuine and to have been given by the Participant.

The Securities Lending Agency Agreement provides that BTC shall indemnify and hold harmless each client, Lender, its Board of Trustees and its agents and BFA from any and all loss, liability, costs, damages, actions, and claims ("Loss") to the extent that any such Loss arises out of the material breach of this Agreement by or negligent acts or omissions or willful misconduct of BTC, its officers, directors or employees or any of its agents or subcustodians in connection with the securities lending activities undertaken pursuant to this Agreement, provided that BTC's indemnification obligation with respect to the acts or omissions of its subcustodians shall not exceed the indemnification provided by the applicable subcustodian to BTC.

Insofar as indemnification for liabilities arising under the 1940 Act may be permitted to directors, officers and controlling persons of the Trust pursuant to foregoing provisions, or otherwise, the Trust has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1940 Act and is, therefore, unenforceable. In the event that a claim for Fund expenses incurred or paid by a director, officer or controlling person of the Fund in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being registered, the Trust will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the 1940 Act and will be governed by the final adjudication of such issue.

ITEM 31. (A) BUSINESS AND OTHER CONNECTIONS OF THE INVESTMENT ADVISER:

The Trust is advised by BFA, a wholly-owned subsidiary of BTC, 400 Howard Street, San Francisco, CA 94105. BFA's business is that of a registered investment adviser to certain open-end, management investment companies and various other institutional investors.

The directors and officers of BFA consist primarily of persons who during the past two years have been active in the investment management business. Each of the directors and executive officers of BFA will also have substantial responsibilities as directors and/or officers of BTC. To the knowledge of the Registrant, except as set forth below, none of the directors or executive officers of BFA is or has been at any time during the past two fiscal years engaged in any other business, profession, vocation or employment of a substantial nature.

Name and Position   Principal Business(es) During the Last Two Fiscal Years
-----------------   ------------------------------------------------------------
Blake Grossman      Director and Chairman of the Board of Directors of BFA and
Chairman            Chief Executive Officer and Director of BTC, 400 Howard
                    Street, San Francisco, CA 94105

Anthony Spinale     Chief Financial Officer of BFA and Chief Financial Officer
Officer             and Cashier of BTC, 400 Howard Street, San Francisco, CA
                    94105

Rohit Bhagat        Director and Chief Operating Officer of BFA and BTC, 400
Director            Howard Street, San Francisco, CA 94105

ITEM 32. PRINCIPAL UNDERWRITERS:

(a) Furnish the name of each investment company (other than the Registrant) for which each principal underwriter currently distributing the securities of the Registrant also acts as a principal underwriter, distributor or investment adviser.

Registrant's distributor, SEI Investments Distribution Co. ("SEI") acts as distributor for:

SEI Daily Income Trust                                 July 15, 1982
SEI Liquid Asset Trust                                 November 29, 1982
SEI Tax Exempt Trust                                   December 3, 1982
SEI Institutional Managed Trust                        January 22, 1987
SEI Institutional International Trust                  August 30, 1988
The Advisors' Inner Circle Fund                        November 14, 1991
The Advisors' Inner Circle Fund II                     January 28, 1993
Bishop Street Funds                                    January 27, 1995
SEI Asset Allocation Trust                             April 1, 1996
SEI Institutional Investments Trust                    June 14, 1996
Oak Associates Funds                                   February 27, 1998

CNI Charter Funds                                      April 1, 1999
iShares, Inc.                                          January 28, 2000
Optique Funds, Inc.                                    November 1, 2000
Causeway Capital Management Trust                      September 20, 2001
BlackRock Funds III                                    March 31, 2003
SEI Opportunity Fund, LP                               October 1, 2003
The Arbitrage Funds                                    May 17, 2005
The Turner Funds                                       January 1, 2006
ProShares Trust                                        November 14, 2005
Community Reinvestment Act Qualified Investment Fund   January 8, 2007
SEI Alpha Strategy Portfolios, LP                      June 29, 2007
TD Asset Management USA Funds                          July 25, 2007
SEI Structured Credit Fund, LP                         July 31, 2007
Wilshire Mutual Funds, Inc.                            July 12, 2008
Wilshire Variable Insurance Trust                      July 12, 2008
Forward Funds                                          August 14, 2008
Global X Funds                                         October 24, 2008
Faith Shares Trust                                     August 7, 2009
Schwab Strategic Trust                                 October 12, 2009

SEI provides numerous financial services to investment managers, pension plan sponsors, and bank trust departments. These services include portfolio evaluation, performance measurement and consulting services ("Funds Evaluation") and automated execution, clearing and settlement of securities transactions ("MarketLink").

(b) Furnish the information required by the following table with respect to each director, officer or partner of each principal underwriter named in the answer to Item 25 of Part B. Unless otherwise noted, the business address of each director or officer is One Freedom Valley Drive, Oaks, PA 19456.

                             Positions and Offices                                               Position and Office
Name                         with Underwriter                                                      with Registrant
----                         ---------------------                                               -------------------
William M. Doran             Director                                                                     --
Edward D. Loughlin           Director                                                                     --
Wayne M. Withrow             Director                                                                     --
Kevin Barr                   President & Chief Executive Officer                                          --
Maxine Chou                  Chief Financial Officer, Chief Operations Officer & Treasurer                --
John Munch                   General Counsel & Secretary                                                  --
Karen LaTourette             Chief Compliance Officer & Asst. Secretary, Anti-Money Laundering
                             Officer                                                                      --
Mark J. Held                 Senior Vice President                                                        --
Lori L. White                Vice President & Assistant Secretary                                         --
Robert Silvestri             Vice President                                                               --
John Coary                   Vice President & Assistant Secretary                                         --
John Cronin                  Vice President                                                               --

(c)  Not applicable.

ITEM 33. LOCATION OF ACCOUNTS AND RECORDS:

(a) The Trust maintains accounts, books and other documents required by Section 31(a) of the 1940 Act and the rules there under (collectively, the "Records") at the offices of State Street Bank and Trust Company ("State Street"), 200 Clarendon Street, Boston, MA 02116.

(b) BFA maintains all Records relating to its services as investment adviser at 400 Howard Street, San Francisco, CA, 94105.

(c) SEI maintains all Records relating to its services as distributor at One Freedom Valley Drive, Oaks, PA 19456.

(d) State Street maintains all Records relating to its services as transfer agent, fund accountant and custodian at 200 Clarendon Street, Boston, MA 02116.

ITEM 34. MANAGEMENT SERVICES:

Not applicable.

ITEM 35. UNDERTAKINGS:

Not applicable.

----------
/1/ Prior to December 1, 2009, BFA was known as Barclays Global Fund Advisors. /2/ On July 2, 2007, State Street Corporation acquired Investors Financial
     Services Corporation, the parent company of IBT which provides administrative, custodial and transfer agency services for the Trust.
/3/  Prior to December 1, 2009, BTC was known as Barclays Global Investors, N.A.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 419 to the Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of San Francisco and the State of California on the 6th day of May 2010.


                                        By:
                                              ----------------------------------
                                              Michael Latham*
                                              President and Trustee
                                        Date: May 6, 2010

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 419 to the Registration Statement has been signed below by the following persons in the capacity and on the date indicated.


                                        By:
                                              ----------------------------------
                                              Michael Latham*
                                              President and Trustee
                                        Date: May 6, 2010


                                              ----------------------------------
                                              John E. Martinez**
                                              Trustee
                                        Date: May 6, 2010


                                              ----------------------------------
                                              George G. C. Parker**
                                              Trustee
                                        Date: May 6, 2010


                                              ----------------------------------
                                              Cecilia H. Herbert**
                                              Trustee
                                        Date: May 6, 2010


                                              ----------------------------------
                                              Charles A. Hurty**
                                              Trustee
                                        Date: May 6, 2010


                                              ----------------------------------
                                              John E. Kerrigan**
                                              Trustee
                                        Date: May 6, 2010


                                              ----------------------------------
                                              Robert H. Silver**
                                              Trustee
                                        Date: May 6, 2010


                                              ----------------------------------
                                              Darrell Duffie**
                                              Trustee
                                        Date: May 6, 2010


                                              ----------------------------------
                                              Robert S. Kapito***
                                              Trustee
                                        Date: May 6, 2010

                                              /s/ Jack Gee
                                              ----------------------------------
                                              Jack Gee
                                              Treasurer
                                        Date: May 6, 2010


                                              /s/ Jack Gee
                                              ----------------------------------
                                   *, **, *** By: Jack Gee
                                              Attorney-in-fact
                                        Date: May 6, 2010

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*    Power of Attorney, dated May 1, 2010, for Michael Latham is incorporated herein by reference to PEA No. 417.

** Powers of Attorney, each dated February 23, 2009, for John E. Martinez, George G.C.Parker, Cecilia H. Herbert, Charles A. Hurty, John E. Kerrigan, Robert H. Silver and Darrell Duffie are incorporated herein by reference to PEA No. 226.

*** Power of Attorney, dated December 8, 2009, for Robert S. Kapito is incorporated herein by reference to PEA No. 354.

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Exhibit Index

(i)  Legal Opinion and Consent of Richards, Layton & Finger P.A.